================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 2000

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1933

                 FOR THE TRANSITION PERIOD FROM _____ TO ______

                              ---------------------

                                 COMMISSION FILE
                                 NO. 333 - 94451

                              ---------------------

      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                              ---------------------

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             POLARIS INDUSTRIES INC.
                                 2100 HIGHWAY 55
                             MEDINA, MINNESOTA 55340

                              --------------------


================================================================================

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                        as of December 31, 2000 and 1999

                                       and

                             SUPPLEMENTARY SCHEDULE
                           as of December 31, 2000 and
                             for the year then ended

                                      INDEX

                                                                                             Page
                                                                                             ----
        Report of Independent Public Accountants                                              1

        Financial Statements:

               Statements of net assets available for
               benefits as of December 31, 2000 and 1999                                      2

               Statement of changes in net assets available
               for benefits for the year ended December 31, 2000                              3

        Notes to Financial Statements                                                         4

        Supplemental Schedule:

               Schedule of assets held for investment purposes                                7
               as of December 31, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
Polaris 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Polaris 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP

Minneapolis, Minnesota,
May 11, 2001

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN
                 Statements of net assets available for benefits
                                As of December 31






                                                                           2000            1999
                                                                        ------------    -----------
ASSETS:
   Investments, at fair value                                           $103,264,077    $92,271,928
   Accrued income receivable                                                   3,363          1,603
                                                                        ------------    -----------
            Total assets                                                 103,267,440     92,273,531

LIABILITIES:
   Investment transactions pending                                           (40,690)        (3,892)
                                                                        ------------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                                       $103,226,750    $92,269,639
                                                                        ============    ===========





The accompanying notes are an integral part of these statements.

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN
            Statement of changes in net assets available for benefits
                 For the years ended December 31, 2000 and 1999


                                                                            2000          1999
                                                                        ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year                     $92,269,639   $75,019,764
                                                                        ------------  ------------
INCREASES DURING THE YEAR:
   Contributions-
     Employer                                                              5,284,560     4,970,338
     Employee                                                              7,801,311     6,939,566
     Rollover                                                              1,114,182       462,820
                                                                        ------------   -----------
            Total contributions                                           14,200,053    12,372,724
                                                                        ------------   -----------
   Investment income-
     Interest and dividend income                                          7,953,846     3,979,847
     Realized gains/(losses) on sale of investments                       (3,107,528)    9,431,033
     Unrealized depreciation in market value of investments, net          (2,020,202)   (3,546,246)
                                                                        ------------   -----------
            Total investment income                                        2,826,116     9,864,634
                                                                        -------------  -----------
DISTRIBUTIONS TO PARTICIPANTS                                             (6,040,454)   (4,970,414)

ADMINISTRATIVE EXPENSES                                                      (28,604)      (17,069)
                                                                        ------------   -----------
            Total deductions                                              (6,069,058)   (4,987,483)
                                                                        ------------   -----------
            Net increase                                                  10,957,111    17,249,875
                                                                        ------------   -----------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                          $103,226,750   $92,269,639
                                                                        ============   ===========




The accompanying notes are an integral part of these statements.

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN
                          Notes to financial statements
                           December 31, 2000 and 1999


1 DESCRIPTION OF THE PLAN

The following description of Polaris 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of the Plan's sponsor, Polaris Industries Inc. (the Company). Effective January 1, 1999, employees from Polaris Sales, Inc. are also included in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN OPERATIONS

Certain administrative costs totaling $143,428 and $120,998 for the plan years ended December 31, 2000 and 1999, respectively, were paid by the Company. Administrative costs paid by the Company include trustee/asset custodian fees, record keeping fees, investment management fees, and legal fees.

PLAN ADMINISTRATION

The Plan's trustee, Fidelity Management Trust Company (the Trustee), holds and invests the assets of the Plan and also distributes the retirement benefits upon instruction from the plan administrator. The Plan is administered by an executive committee appointed by the board of directors of the Company.

CONTRIBUTIONS/PARTICIPANT ACCOUNTS

Participants may elect to make contributions (limited to a maximum of 15 percent of the participant's compensation, as defined in the Plan) to their account balances. The Company makes a corresponding 100 percent discretionary matching contribution of up to a maximum of 5 percent of the employee's compensation.

Effective January 1, 2000, the Company will make a fully-vested matching contribution to each participant's account in the Plan of 100 percent of each dollar of 401(k) contributions up to 5 percent of covered compensation. This contribution is intended to satisfy a safe harbor contribution formula permitted by IRS regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements which otherwise would apply to 401(k) contributions made to the Plan.

Effective for the year ended December 31, 1999, the Company matched 100 percent of the first 4 percent of the employee's compensation. Plan earnings, as defined, are allocated pro rata based on participants' account balances.

VESTING

Participants are immediately vested in their pretax and employer contributions, plus actual earnings thereon.


PARTICIPANT LOANS

Participants may apply for loans from the Plan in amounts of the lesser of 50 percent of their vested account balances or $50,000. Loans must be paid back within 5 years; however, this period may be extended to 10 years if the loan is utilized for the acquisition of a primary residence. The interest rate charged on loans outstanding ranged from 9.75 to 11.50 percent as of December 31, 2000 and was 9.5 percent as of December 31, 1999.


DISTRIBUTIONS TO PARTICIPANTS

Employee account balances are distributable upon retirement, disability, death, termination from the Company or hardship. Upon the occurrence of one of these events, a participant (or the participant's beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or in monthly payments through an annuity as available per plan provisions.


PLAN AMENDMENT AND TERMINATION

The Company has the right to amend or terminate the Plan, subject to the provisions of ERISA. In the event of the Plan's termination, all assets of the Plan will be distributed to participants in accordance with plan provisions.

2 SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES


BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.


INVESTMENT VALUATION AND INCOME RECOGNITION

Investments of the Plan are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their market values at the beginning of the year or original cost if purchased during the year. Unrealized appreciation or depreciation of investments represents changes in the market value of investments since the beginning of the year.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the year. Ultimate results could differ from those estimates.

3 INVESTMENT OPTIONS

The investment options of the Plan at December 31, 2000 consist of deposits with fifteen funds managed by the Trustee, four externally managed funds, and the Polaris Stock Fund. The investment options of the Plan at December 31, 1999 consist of deposits with three funds managed by the Trustee, three externally managed funds and the Polaris Stock Fund. Participants elect to have their account balances invested in one or more of the following funds and may change the fund investment mix daily via a voice response system or the Internet.

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:


                                                        2000         1999
                                                    -----------  -----------
  Neuberger Berman Genesis Trust                    $13,718,272  $ 9,430,503
  Fidelity Puritan Fund                              10,981,224   10,013,023
  Fidelity Dividend Growth Fund                      22,169,138           --
  Fidelity Managed Income Portfolio                  14,897,461   14,061,617
  Spartan U.S. Equity Fund                           29,297,686   31,357,548


4 TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 27, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

5 PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Fidelity funds and Polaris Industries Inc. stock. These transactions qualify as exempt party-in-interest transactions.

                              SUPPLEMENTAL SCHEDULE

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN
                 Schedule of assets held for investment purposes
                             As of December 31, 2000

                                 EIN: 41-1797637
                                PLAN NUMBER: 001

         Description                                                         Cost  Current value
         -----------                                                         ----  -------------
Fidelity Management Trust Company*
   Institutional Cash Portfolio                                               **   $     29,401
                                                                                   ------------
Pimco Total Return Fund                                                       **         80,338
Franklin Small Cap Growth Fund                                                **        497,305
Neuberger Berman Genesis Trust                                                **     13,718,272
Polaris Industries, Inc. Common Stock*                                        **        844,529
Fidelity Puritan Fund*                                                        **     10,981,224
Fidelity Growth Company Fund*                                                 **        526,502
Fidelity Blue Chip Growth Fund*                                               **        394,177
Fidelity Aggressive Growth Fund*                                              **        714,684
Fidelity Diversified International Fund*                                      **      4,450,211
Fidelity Dividend Growth Fund*                                                **     22,169,138
Fidelity Freedom Income Fund*                                                 **         10,187
Fidelity Freedom 2000 Fund*                                                   **         19,076
Fidelity Freedom 2010 Fund*                                                   **         74,772
Fidelity Freedom 2020 Fund*                                                   **        303,455
Fidelity Freedom 2030 Fund*                                                   **        135,377
Fidelity Managed Income Portfolio*                                            **     14,897,461
Spartan U.S. Equity Fund                                                      **     29,297,686
Fidelity Freedom 2040 Fund*                                                   **        177,215
                                                                                   ------------
            Total investment funds                                                   99,291,609

Participant loans, with interest rates ranging from 9.75% to 11.50%*                  3,943,067
                                                                                   ------------
            Total investments                                                      $103,264,077
                                                                                   ============



* Denotes party in interest.
**Historical cost is omitted for participant-directed investments.

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                                    EXHIBITS

Exhibit No.                  Description
-----------                  -----------
   23.1              Consent of Arthur Andersen LLP

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   June 27, 2001                  POLARIS 401(k) RETIREMENT SAVINGS PLAN


                                       By the Members of the 401(k) Retirement
                                       Committee as Plan Administrator


                                       /s/ Thomas C. Tiller
                                       -----------------------------------------
                                           Thomas C. Tiller


                                       /s/ Michael W. Malone
                                       -----------------------------------------
                                           Michael W. Malone


                                       /s/ John B. Corness
                                       -----------------------------------------
                                           John B. Corness


                                       /s/ Thomas J. Rooney
                                       -----------------------------------------
                                           Thomas J. Rooney

                     POLARIS 401(k) RETIREMENT SAVINGS PLAN

                                  EXHIBIT INDEX

       Number            Document                                    Method of Filing
       ------            --------                                    ----------------
        23.1             Consent of Arthur Andersen LLP               Filed herewith
                                                                      electronically